UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

FINAL SUMMARY VOTING CHART

Final summary voting chart of the Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2020, at 11 a.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, including votes cast through remote voting ballots.

Item	Description of the Resolution	Resolution	In Favor	Contrary	Abstention
At the Annual General Meeting
1.	Analysis of management accounts, examine, discuss, and vote on the financial statements related to the fiscal year ended on December 31, 2019.	Approved	1,972,996,359	346,337	775,213,143
	% of the valid votes	-	99.98%	0.02%	-
2.	Allocation of the results for the fiscal year ended December 31, 2019.	Approved	1,985,638,631	93,251	762,823,957
	% of the valid votes	-	99.99%	0.01%	-
3.	Establishment of the total annual compensation of Management and members of the Company's Fiscal Council.	Approved	1,952,148,215	44,437,392	751,970,232
	% of the valid votes	-	97.77%	2.23%	-
4.1	Elect one member of the Fiscal Council and their respective alternate – separate vote
	Raphael Manhães Martins (effective) Marco Antônio de Almeida Lima (alternate)	7,800,000 votes
4.2	Elect the members of the Fiscal Council and their respective alternates.	Approved	1,730,541,003	1,269,624	1,016,745,212
	% of the valid votes	-	99.93%	0.07%	-
At the Extraordinary General Meeting
5.	Ratify the election to the Board of Directors, in addition to the term of office of appointed members occupying positions on the Board of Directors, pursuant to article 150 of Law No. 6.404/76 at Meetings of the Board of Directors held on March 4 and 13, 2020.	Approved	1,986,301,517	1,266,591	760,987,731
	% of the valid votes	-	99.94%	0.06%	-
6.	Re-ratify the overall compensation of the administration approved at the Ordinary and Extraordinary General Meeting held on April 26, 2019.	Approved	1,979,893,269	17,120,432	751,542,138
	% of the valid votes	-	99.14%	0.86%	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer